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ad fontes media

An opportunity for everyone to own shares in Ad Fontes Media

We're launching a new Community Round on WeFunder for 2024!



INVEST IN AD FONTES MEDIA
Share
We rate news for reliability and bias to positively transform the media
PITCH VIDEO
INVESTOR PANEL
CONTROLS
SEARCH
$3,695,345
RESERVE
min $100
RESERVE
WATCH FOR UPDATES
INVESTMENT TERMS
Priced Round
$9.9M pre-money valuation
Investor Perks: $250, $500, $1.5K, $10K
LEFT
Political Bias
RIGHT
adfontesmedia.com
Westminster, CO
Technology
Female Founder
SaaS
Minority Founder
Edtech

Note: Some of you love our content but don't love any emails related to fundraising. That's ok! Just email us back with "no fundraising" and you won't get any more on this subject, but you'll still get our regular newsletters.

But for those of you who find yourself intrigued, read on!

Our company only exists because of our community. People who care about the quality of our news ecosystem have funded our growth over the last six years, and they are the reason why we've come so far. We love the fact that over 800 people, from all kinds of backgrounds, professions, and viewpoints, are our Ad Fontes Media shareholders. People always ask, "Who funds you?" We're proud to say that you do.

We're now opening up a new window for our community to invest in our company through WeFunder, the platform for Community Rounds. Anyone can invest as little as $100 on the same terms we've raised from professional investors in the past.

We have a little more than $400K allocated (meaning available) for our community to invest in through this WeFunder round, and we'll close it as soon as we hit that number. We anticipate this campaign will be open for reservations and investments over approximately the next six weeks, but this window may be shorter depending on interest.

You can view this campaign and make non-binding reservations in the round now in our Testing the Waters phase. The campaign page has all the terms, details, and a video of me talking about our company and the raise! Once we file the necessary paperwork to accept investments, we will notify all those who have made reservations to confirm whether you want to move forward with an investment.

If you're not familiar with WeFunder and how investing in companies like ours works, please check out the Investor FAQ on the site. I'll also provide more information in subsequent emails over the coming weeks to explain various aspects of this raise.

I'll be sending about one email a week to keep you apprised of our progress until we fill the campaign, plus a few more toward the end because people need reminders!

Email me any questions you have and I'll respond as soon as I can!

Yours Truly,
Vanessa

Vanessa Otero
Founder/CEO
Ad Fontes Media

View Campaign

Testing the Waters Disclosure
We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be

accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

  



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